SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.- )*

Tactical Solution Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

873570 10 5

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873570 10 5	13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Legisi Marketing, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION MI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 30,000,000 (including 10,000,000 shares of Common Stock issuable upon the exercise of warrants)
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 30,000,000 (including 10,000,000 shares of Common Stock issuable upon the exercise of warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.85%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 873570 10 5	13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gregory McKnight
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 30,000,000 (including 10,000,000 shares of Common Stock issuable upon the exercise of warrants)
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 30,000,000 (including 10,000,000 shares of Common Stock issuable upon the exercise of warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.85%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 873570 10 5	13G	Page 4 of 8 Pages

Item 1.

(a)

Name of Issuer: Tactical Solution Partners, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

7020 Dorsey Road, Suite C

Hanover, MD 21076

Item 2.

(a)

Name of Person Filing:

Legisi Marketing, Inc. (“Legisi”)

Gregory McKnight (“McKnight”)

(b)

Address of Principal Business Office or, if none, Residence:

The business address of McKnight and Legisi is:

  5154 Miller Road

  Flint, MI 48507

(c)

Citizenship:  Legisi’s state of incorporation is Michigan.  McKnight is a United States citizen.

(d)

Title of Class of Securities:  Common Stock, par value $.0001 per share.

(e)

CUSIP Number:  873570 10 5

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  See generally, the responses to Item 9 on the attached cover pages.  Mr. Gregory McKnight serves as President and is the sole stockholder of Legisi Marketing, Inc. and may be deemed to be the beneficial owner of the same 30,000,000 shares of Common Stock, including the underlying warrants, owned by Legisi Marketing, Inc.

(b)

Percent of class:  See the responses to Item 11 on the attached cover pages.

CUSIP No. 873570 10 5	13G	Page 5 of 8 Pages

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  See the responses to Item 5 on the attached cover pages.

(ii)

Shared power to vote or to direct the vote:  See the responses to Item 6 on the attached cover pages.

(iii)

Sole power to dispose or to direct the disposition of:  See the responses to Item 7 on the attached cover pages.

(iv)

Shared power to dispose or to direct the disposition of:  See the responses to Item 8 on the attached cover pages.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

N/A

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification

N/A

CUSIP No. 873570 10 5	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

LEGISI MARKETING, INC.

By:	/s/ GREGORY MCKNIGHT
GREGORY MCKNIGHT, PRESIDENT

/s/ GREGORY MCKNIGHT
GREGORY MCKNIGHT

CUSIP No. 873570 10 5	13G	Page 7 of 8 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

CUSIP No. 873570 10 5	13G	Page 8 of 8 Pages

EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $.0001 par value, of TACTICAL SOLUTION PARTNERS, INC. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such statement on Schedule 13G.

Date: February 14, 2008

LEGISI MARKETING, INC.

By:	/s/ GREGORY MCKNIGHT
GREGORY MCKNIGHT, PRESIDENT

/s/ GREGORY MCKNIGHT
GREGORY MCKNIGHT